UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vitamin Shoppe, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92849E101

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

Shah Capital Management, Inc.
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
(919) 719-6360

With a copy to:

Bradley L. Finkelstein

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 92849E101	13D	Page 2 of 15
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,587,255 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,587,255 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,587,255 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

	CUSIP No. 92849E101	13D	Page 3 of 15
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,587,255 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,587,255 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,587,255 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

	CUSIP No. 92849E101	13D	Page 4 of 15
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,587,255 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,587,255 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,587,255 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

	CUSIP No. 92849E101	13D	Page 5 of 15
(1) NAMES OF REPORTING PERSONS Shah Capital Management, Inc.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,241,342 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,241,342 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,241,342 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

	CUSIP No. 92849E101	13D	Page 6 of 15
(1) NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,857,642 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,857,642 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,642 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

	CUSIP No. 92849E101	13D	Page 7 of 15
(1) NAMES OF REPORTING PERSONS Himanshu H. Shah
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
34,800 shares
(8) SHARED VOTING POWER
4,241,342 shares
(9) SOLE DISPOSITIVE POWER
34,800 shares
(10) SHARED DISPOSITIVE POWER
4,241,342 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,142 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on March 19, 2018 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

As further described below, as of April 20, 2018, the Reporting Persons entered into cooperation agreements with the Issuer and subsequently ceased to be a “group” (within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934) with respect to the Common Stock. As a result of the dissolution of the “group,” the Vintage Reporting Persons and the Shah Reporting Persons will separately file statements on Schedule 13D with respect to the Common Stock to the extent required by applicable law.

Item 2.	Identity and Background.

Paragraph (a) of Item 2 is amended and restated in its entirety as follows:

(a)	Name

This Statement is filed by:

(i)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”);
(ii)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member and majority owner of Vintage Capital;
(iii)	Brian R. Kahn, who serves as (A) the manager and a member of Vintage Capital; and (B) the manager and sole member of Kahn Capital;
(iv)	Shah Capital Management, Inc. (“Shah Capital”), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);
(v)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership; and
(vi)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Each of the foregoing persons is referred to as a “Reporting Person.” Vintage Capital, Kahn Capital and Mr. Kahn are collectively referred to as the “Vintage Reporting Persons.” Shah Capital, Shah Opportunity and Mr. Shah are collectively referred to as the “Shah Reporting Persons.” On April 22, 2018, the Reporting Persons terminated the Joint Filing and Solicitation Agreement pursuant to which they had agreed to jointly file this Statement (a copy of which is attached as Exhibit 1). The termination of that Agreement was deemed to be effective immediately after the filing of this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

Except for the 34,800 shares of Common Stock owned directly by Mr. Shah, which were purchased using his personal funds, all of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 3,587,255 shares of Common Stock acquired by the Vintage Reporting Persons was approximately $14,566,332 (excluding commissions). The aggregate purchase price of the 4,276,142 shares of Common Stock acquired by the Shah Reporting Persons was approximately $22,254,536 (excluding commissions).

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On April 20, 2018, the Issuer entered into a cooperation agreement with the Shah Reporting Persons (the “Shah Capital Agreement”) regarding, among other things, the membership and composition of the Board. On the same date, the Issuer also entered into a cooperation agreement with the Vintage Reporting Persons (the “Vintage Capital Agreement”, and together with the Shah Capital Agreement, the “Cooperation Agreements”) regarding, among other things, the membership and composition of the Board.

Pursuant to the Vintage Capital Agreement, Mr. Kahn has irrevocably withdrawn the Nomination Letter.

Pursuant to the Cooperation Agreements, the Issuer agreed to appoint each of Himanshu H. Shah and Sing Wang (collectively, the “Shah Designees”) and Melvin L. Keating (the “Vintage Designee” and, together with the Shah Designees, the “Cooperation Directors”) to the Board. The Issuer has also agreed to consider appointing up to two additional independent directors. If appointed by the Board, one independent director would be proposed by the Issuer and be reasonably acceptable to the Shah Reporting Persons and the Vintage Reporting Persons (the “Company Designee”), and the other independent director would be mutually selected by the Shah Reporting Persons, Vintage Reporting Persons and the Issuer (the “Independent Designee” and, together with the Cooperation Directors, the “New Directors”). If the Board has determined to appoint either the Company Designee or the Independent Designee but such director has not been identified and approved before the filing of the Issuer’s definitive proxy statement for the 2018 Annual Meeting, such director will be appointed following the 2018 Annual Meeting.

The Cooperation Agreements provide that the Board will be expanded by up to five members (from its current size of ten members) in order to appoint up to five New Directors, and the Issuer has agreed to nominate the New Directors (or their replacements) for election as directors at the 2018 Annual Meeting and the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”). Upon the resignation of the Issuer’s current chief executive officer, Colin Watts, the Issuer will cause Mr. Watts to resign from the Board and all of its committees, and will immediately reduce the size of the Board by one member. Upon the appointment of a successor chief executive officer, the Issuer will increase the size of the Board by one member and will appoint the successor chief executive officer to the Board. The Cooperation Agreements further provide that four of the directors currently serving on the Board (other than the Issuer’s chief executive officer or the New Directors) will not be nominated for re-election at the 2018 Annual Meeting. The 2018 Annual Meeting will be held no later than June 30, 2018. Immediately after the 2018 Annual Meeting and prior to the completion of the 2019 Annual Meeting, the size of the Board will be no more than 11 directors. Before the completion of the 2019 Annual Meeting, the Shah Reporting Persons and Vintage Reporting Persons will have customary replacement rights with respect to the Cooperation Directors, and the Shah Reporting Persons, Vintage Reporting Persons and the Issuer will mutually agree on any replacements for any Company Designee or Independent Designee.

The Shah Reporting Persons’ right to designate or replace one of the Shah Designees expires at the time that the Shah Reporting Persons’ aggregate net long position in the Common Stock is less than 10%. The Shah Reporting Persons’ right to designate or replace the second Shah Designee expires at the time at which the Shah Reporting Persons’ aggregate net long position in the Common Stock is less than 5%. The Vintage Reporting Persons’ right to designate or replace the Vintage Designee expires at the time that the Vintage Reporting Persons’ aggregate net long position in the Common Stock is less than 5%. At any time the Shah Reporting Persons or Vintage Reporting Persons lose the right to designate a director as set forth above, the applicable Cooperation Director will immediately resign from the Board and all of its committees upon the Board’s request.

From the date of the Cooperation Agreements until the 15th day prior to the advance notice deadline for making director nominations at the Issuer’s 2020 annual meeting of stockholders (the “Standstill Period”), each of the Shah Reporting Persons and Vintage Reporting Persons have agreed to abide by certain standstill provisions. The standstill provisions provide, among other things, that each of Shah Capital and Vintage Capital cannot: (1) solicit proxies of stockholders or participate in or assist any third party in any solicitation of proxies to vote any shares of the Common Stock; (2) join or form a group with respect to the Common Stock, (3) present any proposal for consideration at any stockholders’ meeting or propose any nominee for election to the Board; or (4) institute, solicit or join any litigation against the Issuer or its present or former directors, officers or employees (other than pursuant to customary exceptions, such as to enforce the applicable Cooperation Agreement).

At the 2018 Annual Meeting, each of the Shah Reporting Persons and Vintage Reporting Persons have agreed to vote all shares of Common Stock beneficially owned by them in favor of the Issuer’s director nominees and otherwise in accordance with the Board’s recommendation for any other matter. The Shah Reporting Persons have further agreed to vote in favor of the Issuer’s director nominees and otherwise in accordance with the Board’s recommendation for any other matter at any meeting of stockholders held during the Standstill Period. The Vintage Reporting Persons have further agreed to vote in favor of the Issuer’s director nominees at any meeting of stockholders held during the Standstill Period.

Pursuant to the Cooperation Agreements, and subject to ratification by the Cooperation Directors, the Issuer has also agreed to commence a tender offer no later than May 31, 2018 for up to $25 million in value of shares of Common Stock at a price per share in cash not to exceed $5. If less than 5 million shares are tendered in the tender offer, the Issuer has agreed to use the balance of the $25 million (after taking into account expenses of the tender offer) to repurchase a portion of the Issuer’s 2.25% Convertible Senior Notes due December 2020 (the “Convertible Notes”) at a purchase price reflecting a discount of 26% or more to the Convertible Notes’ principal amount. There is no assurance that the tender offer will be commenced or consummated, or that any tender offer will be accepted by stockholders. In addition, there is no assurance that any repurchase of Convertible Notes will occur.

The foregoing summary of the Cooperation Agreements does not purport to be complete and is qualified in its entirety by the full text of the Cooperation Agreements, copies of which are attached as Exhibits 3 and 4 and are incorporated by reference.

On April 22, 2018, the Vintage Reporting Persons terminated the Joint Filing and Solicitation Agreement. The termination of that Agreement was deemed to be effective immediately after the filing of this Amendment.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on April 24, 2018, (i) the Vintage Reporting Persons beneficially owned 3,587,255 shares of Common Stock, representing approximately 14.8% of the outstanding shares of Common Stock and (ii) the Shah Reporting Persons beneficially owned 4,276,142 shares of Common Stock, representing approximately 17.7% of the outstanding shares of Common Stock. In the aggregate, the Reporting Persons beneficially own 7,863,397 shares of Common Stock, representing approximately 32.5% of the outstanding shares of Common Stock. The percentages in this paragraph relating to beneficial ownership of Common Stock is based on 24,203,144 shares of Common Stock outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of the Issuer.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Of the shares of Common Stock held by the Vintage Reporting Persons, 500 shares are held of record by Mr. Kahn. In addition, Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

Shah Capital, as the investment adviser to Shah Opportunity, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Shah Opportunity, and may be deemed to be the indirect beneficial owner of such shares. Shah Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Shah directly owns 34,800 shares of Common Stock. In addition, Mr. Shah, as the President and Chief Investment Officer of Shah Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Shah Opportunity and Shah Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shah disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment that were not previously reported.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing and Solicitation Agreement.*
2	Form of nominee and indemnification letter agreement.*
3	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).
4	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).

___________________________

* Previously filed.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on April 24, 2018. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Shah Capital Management, Inc.	04/02/2018	Purchase of Common Stock	99,500	$4.00
Shah Capital Opportunity Fund LP	04/02/2018	Purchase of Common Stock	56,642	$4.05
Brian R. Kahn	03/05/2018	Transfer of Common Stock from Vintage Capital Management, LLC	500	$-

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

/s/ Himanshu H. Shah
Himanshu H. Shah

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing and Solicitation Agreement.*
2	Form of nominee and indemnification letter agreement.*
3	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).
4	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).

___________________________

* Previously filed.

Page 15 of 15